                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                          Atchison Casting Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    04661310
                                    --------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

Information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
(the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               Page 1 of 5 pages

                               CUSIP No. 04661310
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Hugh H. Aiken

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
           (SEE INSTRUCTIONS)                                          (b) X
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen
---------- ---------------------------------------------------------------------

                             5   SOLE VOTING POWER

        NUMBER OF                630,704.4105
--------------------------- ---- -----------------------------------------------
          SHARES             6   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    1,500
--------------------------- ---- -----------------------------------------------
      EACH REPORTING         7   SOLE DISPOSITIVE POWER
          PERSON
                                 630,704.4105
--------------------------- ---- -----------------------------------------------
           WITH              8   SHARED DISPOSITIVE POWER

                                     1,500
--------------------------- ---- -----------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                632,204.4105
---------- ---------------------------------------------------------------------
   10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)    [  ]

---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   7.7%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
---------- ---------------------------------------------------------------------

                               Page 2 of 5 pages

Item 1(a).    Name of Issuer:
----------------------------
Atchison Casting Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:
-------------------------------------------------------------

400 South Fourth Street
Atchison, Kansas  66002-0188

Item 2(a).    Name of Person Filing:
-----------------------------------
Hugh H. Aiken

Item 2(b).    Address of Principal Business Office or, if None, Residence:
-------------------------------------------------------------------------
400 South Fourth Street
Atchison, Kansas  66002-0188

Item 2(c).    Citizenship:
-------------------------
United States citizen

Item 2(d).    Title of Class of Securities:
------------------------------------------
Common Stock, $.01 par value per share

Item 2(e).    CUSIP Number:
--------------------------
04661310

Item 3.  If This Statement is Filed Pursuant to ss.ss. 240.13d-1(b) or
----------------------------------------------------------------------
         240.13d-2(b) or (c), Check Whether the Person Filing is a:
         ---------------------------------------------------------
N/A

Item 4.  Ownership:
------------------

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)      Amount Beneficially Owned: The information in Item 9 of the cover page hereof is hereby incorporated by reference.

     (b)      Percent of Class: The information in Item 11 of the cover page hereof is hereby incorporated by reference.

                               Page 3 of 5 pages

     (c)     Number of Shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote - The
                           information in Item 5 of the cover page hereof is
                           hereby incorporated by reference.

                  (ii)     Shared power to vote or to direct the vote - The
                           information in Item 6 of the cover page hereof is
                           hereby incorporated by reference.

                  (iii)    Sole power to dispose or to direct the disposition of
                           - The information in Item 7 of the cover page hereof
                           is hereby incorporated by reference.

                  (iv)     Shared power to dispose or to direct the disposition
                           of - The information in Item 8 of the cover page
                           hereof is hereby incorporated by reference.

Item 5.  Ownership of Five Percent or Less of a Class:
-----------------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]. N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------

Each of Mr. Aiken's three children owns 500 of the shares listed herein.
Accordingly, with respect to the 1,500 shares referenced in Item 6 and Item 8 of the cover pages, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The interest does not relate to more than five percent of the class.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
--------------------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company:
         --------------------------------------------------------
N/A

Item 8.  Identification and Classification of Members of the Group:
------------------------------------------------------------------

N/A

Item 9.  Notice of Dissolution of Group:
---------------------------------------
N/A

Item 10.      Certification:
---------------------------
N/A

                               Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    January 10, 2003
                                    --------------------------------------------
                                    Date

                                    /s/ Hugh H. Aiken
                                    --------------------------------------------
                                    Hugh H. Aiken

                               Page 5 of 5 pages